Mercedes-Benz Auto Receivables Trust 2026-1
Investor Report
Collection Period Ended   31-May-2026

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Apr-2026	31-May-2026		
Determination Date	11-Jun-2026			
Record Date	12-Jun-2026			
Distribution Date	15-Jun-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	20-May-2026	15-Jun-2026	Actual/360 Days	26
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	20-May-2026	15-Jun-2026	30/360 Days	25

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	358,000,000.00	358,000,000.00	253,844,820.41	104,155,179.59	290.936256	0.709064
Class A-2A Notes	265,000,000.00	265,000,000.00	265,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	189,000,000.00	189,000,000.00	189,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	454,000,000.00	454,000,000.00	454,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	89,870,000.00	89,870,000.00	89,870,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,355,870,000.00**	**1,355,870,000.00**	**1,251,714,820.41**	**104,155,179.59**		
Overcollateralization	34,768,069.23	34,768,069.23	34,765,951.73			
Adjusted Pool Balance	1,390,638,069.23	1,390,638,069.23	1,286,480,772.14			
Yield Supplement Overcollateralization Amount	78,330,626.08	78,330,626.08	72,073,008.82			
Pool Balance	**1,468,968,695.31**	**1,468,968,695.31**	**1,358,553,780.96**			

	Amount	Percentage
Initial Overcollateralization Amount	34,768,069.23	2.50%
Target Overcollateralization Amount	34,765,951.73	2.50%
Current Overcollateralization Amount	34,765,951.73	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	104,155,179.59	290.936256
Class A-2A Notes	4.130000%	760,034.72	2.868056	760,034.72	2.868056
Class A-2B Notes	3.985130%	543,970.25	2.878149	543,970.25	2.878149
Class A-3 Notes	4.360000%	1,374,611.11	3.027778	1,374,611.11	3.027778
Class A-4 Notes	4.470000%	278,971.46	3.104167	278,971.46	3.104167
Total		**$2,957,587.54**		**$107,112,767.13**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	108,121,108.88	(1) Total Servicing Fee	2,448,281.16
Interest Collections	14,925,608.23	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	1,435,605.00	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	0.00		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	2,957,587.54
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	125,078.53	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**124,607,400.64**	(6) Regular Principal Distributable Amount	104,155,179.59
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**124,607,400.64**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	15,046,352.35
		Total Distribution	**124,607,400.64**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	2,448,281.16	2,448,281.16	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,957,587.54	2,957,587.54	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	760,034.72	760,034.72	0.00
thereof on Class A-2B Notes	543,970.25	543,970.25	0.00
thereof on Class A-3 Notes	1,374,611.11	1,374,611.11	0.00
thereof on Class A-4 Notes	278,971.46	278,971.46	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,957,587.54	2,957,587.54	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	104,155,179.59	104,155,179.59	0.00
Aggregate Principal Distributable Amount	104,155,179.59	104,155,179.59	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,476,595.17
Reserve Fund Amount - Beginning Balance	3,476,595.17
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,710.17
minus Net Investment Earnings	3,710.17
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,476,595.17
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,710.17
Net Investment Earnings on the Collection Account	121,368.36
Investment Earnings for the Collection Period	125,078.53

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $354M (24.1%), Class A-2A Notes $265M (18.0%), Class A-2B Notes $189M (12.9%), Class A-3 Notes $454M (30.9%), Class A-4 Notes $90M (6.1%), Certificates $119M (8.1%), Total $1,471M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $73,535,575 according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,468,968,695.31	31,650
Pool Balance beginning of Collection Period	1,468,968,695.31	31,650
Principal Collections	62,170,472.38	
Principal Collections attributable to Full Pay-offs	45,950,636.50	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,293,805.47	
Pool Balance end of Collection Period	1,358,553,780.96	30,572
Pool Factor	92.48%	

	As of Cutoff Date	Current
Weighted Average APR	6.37%	6.36%
Weighted Average Number of Remaining Payments	49.61	47.46
Weighted Average Seasoning (months)	12.75	14.99

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,356,207,169.86	30,529	99.83%
31-60 Days Delinquent	2,074,239.51	36	0.15%
61-90 Days Delinquent	272,371.59	7	0.02%
91-120 Days Delinquent	0.00	0	- %
Total	1,358,553,780.96	30,572	100.00%

Delinquency Trigger	**4.910%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.020%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,293,805.47	50	2,293,805.47	50
Principal Net Liquidation Proceeds	1,431,764.83		1,431,764.83	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	862,040.64		862,040.64	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.366%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.366%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.059%
Average Net Loss / (Gain)	17,240.81

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.